'Same store' sales increase 3.1%
Sales Performance – November 2006

São Paulo, Brazil, December 14, 2006 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces November 2006 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

In November 2006, CBD’s gross sales reached R$1,410.9 million, a 4.1% increase compared to the previous year. Net sales totaled R$1,186.7 million, a 5.1% growth compared to the same period of 2005.

        In the 'same stores' concept, the Company showed a 3.1% increase in gross sales and a 4.2% increase in net sales, compared to November 2005.

One of the highlights of the period was the upturn of food products sales, which posted the year's best performance – a 1.3% growth in the month –, even with a slight deflation in food products over the past twelve months.	Non-food products sales followed the same growth trend observed over the past months, reaching 7.6% in the period.

The traffic of clients observed in the Companies' comparable stores (which include stores with at least 12 months of operation) has improved when compared to the same period of the previous year. Once again, Pão de Açúcar Business Unit recorded the higher growth in the traffic of clients.

                      Note: 'Same stores' sales figures include only stores with at least 12 months of operation.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) Daniela Sabbag Investor Relations Office Phone: (55) (11) 3886-0421 Fax: (55) (11) 3884-2677 e-mail: cbd.ri@paodeacucar.com.br website: www.cbd-ri.com.br